Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of          March                    2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: March 8, 2005	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, March 8, 2005

Board proposes performance-based long-term incentive program, repurchase and transfer of own shares

(ELUX) The Board of Directors of AB Electrolux has decided to propose that the Annual General Meeting on April 20, 2005, approves a performance-based long-term share program, substantially identical to the program approved for 2004. The program covers less than 200 senior managers and key employees.

The proposed program is based on value-creation targets for the Group that are established by the Board of Directors, and involves an allocation of shares if these targets have been reached or exceeded after a three-year period. The program comprises B-shares.

Participants are permitted to sell allocated shares to cover personal income tax, but the remaining shares must be held for two years. The cost of the program is comparable to the cost of previous stock-option programs and share program.

The program is in line with Electrolux principles for remuneration based on performance, and is an integral part of the total compensation for the Group’s senior managers and key employees. The Board of Directors considers that the program will benefit the company’s shareholders and also facilitate recruitment and retention of competent employees.

Conditions for allocation of shares Allocation of shares under the program is determined on the basis of three levels of value creation, calculated according to the Group’s definition of this concept. The three levels are “entry”, “target” and “stretch”. “Entry” is the minimum level that must be reached to enable allocation. “Stretch” is the maximum level for allocation and may not be exceeded regardless of the value created during the period.

The number of shares allocated at “stretch” will be 50% greater than at “target”. The shares will be allocated after the three-year period and will be free of charge. Participants in the program comprise five groups — the President, other members of Group management, and three groups of other senior managers and key employees.

The Board of Directors will determine a target value in SEK for each group, with reference to position and remuneration level. For the President, the target value is SEK 2,400,000, for other members of Group management SEK 1,200,000, and for other senior officers and key employees not less than SEK 450,000 and not more than SEK 900,000 respectively. The sum of the target values for all participants will not exceed SEK 120m.

Each target value will subsequently be converted into a number of shares. The number of shares will be based on the average closing price of the Electrolux B-share on the Stockholm Exchange during a period of ten trading days before the day participants are invited to the program, reduced by the present value of estimated dividend payments for the period until shares are allotted. It is intended that participants will be invited to take part in the program no later than June 30, 2005.

Cost and dilution

If value created is at the “target” level, the cost of the program is estimated at approximately SEK 165m, including employer contributions and the financing cost for repurchase of own shares. If value created equals or exceeds the “stretch” level, the cost is estimated at a maximum of SEK 267m.

The share program is expected to result in a maximum dilution of approximately 0.51%, calculated as the maximum increase in the number of shares. The total dilution effect of the proposed share program for 2005, together with the share program for 2004 and the stock-option programs for 2000-2003, will not exceed approximately 3.86%.

Proposal for resolution on repurchase and transfer of own shares The Board of Directors has decided to propose that the Annual General Meeting on April 20, 2005, as in previous years, approve a new program for repurchase of A- and/or B-shares during the period prior to the Annual General Meeting in 2006.

The purpose of the repurchase program is to continuously enable adaptation of the Group’s capital structure, thus contributing to increased shareholder value. Electrolux should also be able to use repurchased shares in connection with financing of potential acquisitions as well as the option programs for 2000-2003, the share program for 2004 and the new proposed share program for 2005.

The company may repurchase shares in an amount such that, following each purchase, the company holds a maximum of 10% of the total number of shares in the company. Purchases may be made only through transactions on the Stockholm Stock Exchange at a price per share within the prevailing registered price interval.

As of March 7, 2005, Electrolux held 17,739,400 B-shares, corresponding to 5.7% of the total number of outstanding shares. With reference to the current holding of own shares, a maximum of 13,152,631 shares may be repurchased. On the basis of the Group’s financial statements for 2004 and the closing price for B-shares on March 7, 2005, repurchase of this number of shares would result in an increase in net income per share from SEK 10.55 to SEK 10.85, and an increase in return on equity from 12.7% to 13.8%.

Transfer of own shares

The Board of Directors has also decided to propose that the Annual General Meeting, as in previous years, authorize the Board to transfer own A- and B-shares in connection with company acquisitions, during the period up until the Annual General Meeting in 2006. Transfers may be implemented with deviation from the shareholders’ preferential rights. In addition, transfers shall be made at a minimum price per share that corresponds to an amount in close connection with the price of A- or B-shares on the Stockholm Exchange at the time of the decision on the transfer. Payment for transferred shares may be made in cash, by contributions in kind, or by offsetting company debt.

The Board of Directors will also propose that the Annual General Meeting authorize transfer of repurchased own B-shares. The purpose is to implement the proposed share program 2005 in a cost-efficient and flexible manner, to fulfill the obligation to deliver shares under the program, as well as to cover costs that may arise as a result of the previous employee stock-option programs for 2000-2003. A maximum of 1,500,000 B-shares may be transferred free of charge to the participants in the proposed share program. During the period prior to the next Annual General Meeting, a maximum of 1,107,235 B-shares may be transferred on the Stockholm Exchange at current market price in order to cover future costs of the employee stock option programs for 2000-2003. These costs refer primarily to employer contributions.